Exhibit 12.2
ALABAMA POWER COMPANY
Computation of ratio of earnings to fixed charges plus preferred and preference dividend requirements for the five years ended December 31, 2016 and the year to date June 30, 2017

	Year Ended December 31,											Six Months Ended June 30,
		2012		2013		2014		2015		2016		2017
	---------------------------------------------Millions of Dollars-----------------------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings Before Income Taxes		$1,214		$1,224		$1,305		$1,311		$1,363		$686
Distributed income of equity investees		7		4		2		—		12		7
Interest expense, net of amounts capitalized		287		259		255		274		302		152
Interest component of rental expense		19		17		18		19		20		7
AFUDC - Debt funds		7		11		18		22		11		6
Earnings as defined		$1,534		$1,515		$1,598		$1,626		$1,708		$858

FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt		$267		$240		$241		$264		$278		$141
Interest on affiliated loans		7		7		7		7		8		4
Interest on interim obligations		—		—		—		—		—		—
Amortization of debt discount, premium and expense, net		10		13		14		14		16		8
Other interest charges		9		10		11		11		10		5
Interest component of rental expense		19		17		18		19		20		7
Fixed charges as defined		312		287		291		315		332		165
Tax deductible preferred dividends		1		1		1		1		1		1
		313		288		292		316		333		166
Non-tax deductible preferred and preference dividends		38		38		38		24		16		8
Ratio of net income before taxes to net income	x	1.642	x	1.635	x	1.639	x	1.625	x	1.633	x	1.671
Preferred and preference dividend requirements before income taxes		62		62		62		39		26		13
Fixed charges plus preferred and preference dividend requirements		$375		$350		$354		$355		$359		$179
RATIO OF EARNINGS TO FIXED CHARGES PLUS PREFERRED AND PREFERENCE DIVIDEND REQUIREMENTS		4.07		4.31		4.50		4.57		4.74		4.79